BakerCorp International, Inc.

3020 Old Ranch Parkway, Suite 220

Seal Beach, California 90740

(562) 430-6262

September 4, 2012

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Dickerson

Re:	BakerCorp International, Inc. Registration Statement on Form S-4

File No. 333-181780

Dear Ms. Dickerson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BakerCorp International, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 31, 2012 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 5:00 p.m. EST on September 5, 2012, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BAKERCORP INTERNATIONAL, INC.

By:	/s/ James Leonetti
Name: James Leonetti
Title: Vice President, Chief Financial Officer